Exhibit (D)(71)

AMENDMENT TWO

DATED APRIL 1, 2019 TO

INVESTMENT SUBADVISORY AGREEMENT

for MML Blue Chip Growth Fund

WHEREAS, MML Investment Advisers, LLC (“MML Advisers”) and T. Rowe Price Associates, Inc. (the "Subadviser") entered into an Investment Subadvisory Agreement (the "Agreement"), effective as of February 1, 2017, as amended, relating to the MML Blue Chip Growth Fund (the "Fund"); and

WHEREAS, MML Advisers and the Subadviser desire to amend the compensation of the Subadviser as described in the Agreement; and

WHEREAS, Section 15 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 4 – Compensation of the Subadviser is replaced in its entirety with the following:

The Subadviser will bear all expenses in connection with the performance of its services under this Subadvisory Agreement, which expenses shall not include brokerage fees or commissions, interest, taxes and custodian fees and expenses, in connection with the effectuation of securities transactions for the Portfolio. For the services provided and the expenses assumed pursuant to this Subadvisory Agreement, MML Advisers agrees to pay the Subadviser and the Subadviser agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee paid monthly, in arrears, at the following rate: an annual rate of 0.50% on the first $50 million of average daily net assets; 0.40% on the next $50 million of average daily net assets; 0.40% on all assets once average daily net assets exceed $100 million; 0.375% on average daily net assets in excess of $250 million; 0.35% on average daily net assets in excess of $500 million; and 0.30% on all assets once average daily net assets exceed $1 billion. Assets of related, substantially similarly managed accounts which are managed by the Subadviser for MML Advisers will be considered for purposes of determining applicable breakpoints (“Aggregate Assets”). Average daily net assets of the Portfolio under management by the Subadviser are determined at the close of the New York Stock Exchange on each day that the Exchange is open for trading. MML Advisers shall pay the Subadviser such fee not later than the tenth (10th) business day immediately following the end of each calendar month. Average daily net assets for which the Subadviser provides investment advisory services shall mean all assets. If this Subadvisory Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such partial month bears to the full month in which such effectiveness or termination occurs.

The Subadviser will provide MML Advisers a transitional credit to eliminate any discontinuity between the tiered fee schedule and flat 0.40% fee at $100 million, and between the tiered fee schedule and flat 0.30% fee at $1 billion.

The credit will apply at an Aggregate Asset range between $87.5 million and $100 million, and $803.6 million and $1 billion, respectively.

To accommodate circumstances where Aggregate Assets either approach or fall beneath $100 million and to prevent a decline in Aggregate Assets from causing an increase in the absolute dollar fee, the Subadviser will provide a transitional credit to cushion the impact of reverting to the original fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until Aggregate Assets either (a) exceed $100 million, when the flat fee would be triggered, or (b) fall below a threshold of approximately $87.5 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the original tiered fee schedule and the flat portion of the fee schedule over the difference between $100 million and the current portfolio size for billing purposes. The credit would approach $50,000 annually when Aggregate Assets were close to $100 million and fall to zero at approximately $87.5 million.

The transitional credit is determined as follows:

Average Daily Aggregate Assets - $87,500,000	X $50,000
$12,500,000

To accommodate circumstances where Aggregate Assets either approach or fall beneath $1 billion and to prevent a decline in Aggregate Assets from causing an increase in the absolute dollar fee, the Subadviser will provide a transitional credit to cushion the impact of reverting to the original fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until Aggregate Assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $803.6 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the original tiered fee schedule and the flat portion of the fee schedule over the difference between $1 billion and the current portfolio size for billing purposes. The credit would approach $687,500 annually when Aggregate Assets were close to $1 billion and fall to zero at approximately $803.6 million.

The transitional credit is determined as follows:

Average Daily Aggregate Assets - $803,571,429 $196,428,571	X $687,500

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MML INVESTMENT ADVISERS, LLC		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/Douglas Steele	By:	/s/Terence Baptiste
Name: Douglas Steele		Name: Terence Baptiste
Title: Vice President		Title:

Acknowledged and Agreed:

MML SERIES INVESTMENT FUND

on behalf of MML Blue Chip Growth Fund

By:	/s/ Renee Hitchcock
Name: Renee Hitchcock
Title: CFO and Treasurer